UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   Pursuant to Section 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                    For the period March 17 to March 25, 2003

                        Commission File Number: 000-30514



                                ARC ENERGY TRUST
             (Exact name of registrant as specified in its charter)

               2100, 440 2nd Avenue S.W., Calgary, Alberta T2P 5E9
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F     [_]             Form 40-F       [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).____________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____________


Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes           [_]             No              [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______________

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Dated:  March 25, 2003             ARC ENERGY TRUST
                                   BY ARC RESOURCES LTD.
                                   (Registrant)



                                   By:  /s/ Allan R. Twa
                                        ---------------------------------------
                                        Allan R. Twa
                                        Secretary

                                INDEX TO EXHIBITS

EXHIBIT NUMBER       TITLE
--------------       -----

        1            Notice of Meeting dated March 17, 2003
        2            Instrument of Proxy
        3            Information Circular - Proxy Statement dated March 17, 2003
        4            Voting Direction for Holders of Exchangeable Shares of ARC
                     Resources Ltd.
        5            Voting Direction for Holders of Exchangeable Shares of ARC
                     Resources Management Ltd.